SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                         (Amendment No.            )*


                           MicroFinancial Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  595072 1 09
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 10, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595072 1 09                 13G                    Page 2  of 5  Pages


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Peter R. Bleyleben
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable.
--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America.
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,555,810
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,555,810
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,555,810
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES [-]
     (SEE INSTRUCTIONS)


     See Item 4(a).
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     Approximately 12.1% (1)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     IN
--------------------------------------------------------------------------------


-------------------
(1) Based on 12,842,126 shares of MicroFinancial Incorporated's Common Stock outstanding as of December 31, 1999.

CUSIP No. 595072 1 09                 13G                    Page 3  of 5  Pages

--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:


            MicroFinancial Incorporated
--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:


            950 Winter Street, Waltham, Massachusetts 02154
--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:


            Peter R. Bleyleben
--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:


            950 Winter Street, Waltham, Massachusetts 02154
--------------------------------------------------------------------------------
Item 2(c).  Citizenship:


            United States of America
--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:


            Common Stock
--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:


            595072 1 09
--------------------------------------------------------------------------------
Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not Applicable.

CUSIP No. 595072 1 09                 13G                    Page 4  of 5  Pages

Item 4.  Ownership.

     (a)  Amount beneficially owned:    1,555,810

          Of such 1,555,810 shares of Common Stock the reporting person is the direct beneficial owner of 1,545,810 shares of Common Stock and 20,000 shares of Common Stock issuable upon the exercise of options vesting on February 25, 2000.

     (b)  Percent of class:    Approximately 12.1% (2)

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:      1,555,810

          (ii)  Shared power to vote or to direct the vote:    None

          (iii) Sole power to dispose or to direct the disposition of: 1,555,810

          (iv)  Shared power to dispose or to direct the disposition of: None

--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.


         Not Applicable.
--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Not Applicable.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


         Not Applicable.
--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.


         Not Applicable.
--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.


         Not Applicable.
--------------------------------------------------------------------------------
Item 10.  Certifications.


          Not Applicable.
--------------------------------------------------------------------------------



---------------------
(2) Based on 12,842,126 shares of MicroFinancial Incorporated's Common Stock outstsanding as of December 31, 1999.

CUSIP No. 595072 1 09                 13G                    Page 5  of 5  Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 14, 2000
                                        ----------------------------------------
                                                        (Date)


                                               /s/ Peter R. Bleyleben
                                        ----------------------------------------
                                                      (Signature)


                                                 Peter R. Bleyleben
                                        ----------------------------------------
                                                      (Name/Title)


           Attention:- Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).